UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Oasys Mobile, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

674216104
(CUSIP Number)

Wayne D. Bloch
RHP Master Fund, Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
P.O. Box 1234GT
Queensgate House, 5th Floor
113 South Church Street
George Town, Grand Cayman
Cayman Islands, B.W.I.

Wayne D. Bloch
Rock Hill Investment Management, L.P.
c/o Rock Hill Partners, LLC
Three Bala Plaza — East, Suite 585
Bala Cynwyd, Pennsylvania 19004
(610) 949-9700

Wayne D. Bloch
RHP General Partner, LLC
c/o Rock Hill Partners, LLC
Three Bala Plaza — East, Suite 585
Bala Cynwyd, Pennsylvania 19004
(610) 949-9700

with a copy to:

Jeff J. Marwil
Brian T. Black
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:  ☒.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

SCHEDULE 13D

CUSIP No. 674216104

1.	Names of Reporting Persons. RHP Master Fund, Ltd. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,511,711

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,511,711

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 9.9% as calculated in accordance with Rule 13d-3

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 674216104

1.	Names of Reporting Persons. Rock Hill Investment Management, L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,511,711

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,511,711

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 9.9% as calculated in accordance with Rule 13d-3

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 674216104

1.	Names of Reporting Persons. RHP General Partner, LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,511,711

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,511,711

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 9.9% as calculated in accordance with Rule 13d-3

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
OASYS MOBILE, INC.

As described in more detail below, the Reporting Persons on this Schedule 13D, directly or indirectly, hold (i) $4,000,000.00 principal amount of the 6% Senior Secured Debentures (the “Debentures”) of Oasys Mobile, Inc. (f.k.a. Summus, Inc.), a Delaware corporation (the “Issuer”), which are convertible into shares of the Issuer’s common stock, par value $.001 per share (“Common Stock”), and (ii) certain warrants to acquire additional shares of the Issuer’s Common Stock.  The Reporting Persons acquired the Debentures and warrants from the Issuer for investment purposes, and originally filed a statement on Schedule 13G on November 29, 2005 covering beneficial ownership of the shares of Common Stock underlying the Debentures and the warrants described above.

The Issuer has defaulted on its obligation to repay the Debentures and accrued interest thereon upon their June 30, 2007 maturity date.  In connection with such default, the Reporting Persons have recently been considering potential alternative solutions for the repayment, refinancing or restructuring of the Issuer’s indebtedness to the Reporting Persons.  As a consequence, the Reporting Persons may be deemed to be required to file this statement on Schedule 13D pursuant to Rule 13d-1(e) under the Exchange Act.

Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Stock.

Any disclosures made in this statement with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock of the Issuer.  To date, the Reporting Persons have not acquired any Common Stock pursuant to the conversion or exercise, as applicable, of the Securities (as defined below), and all references in this statement to the beneficial ownership of Common Stock by the Reporting Persons assume that the Reporting Persons acquire the Common Stock underlying the Securities.

The principal executive offices of the Issuer are located at 5400 Trinity Road, Suite 208, Raleigh, North Carolina 27607.

Item 2. Identity and Background.

(a), (f)  This statement is being filed by RHP Master Fund, Ltd., a Cayman Islands exempted company (“RHP”), Rock Hill Investment Management, L.P., a Delaware limited partnership (“Rock Hill”), and RHP General Partner, LLC, a Delaware limited liability company (“Rock Hill GP”), with respect to shares of Common Stock directly beneficially owned by RHP and indirectly beneficially owned by Rock Hill and Rock Hill GP.  RHP, Rock Hill and Rock Hill GP are sometimes referred to herein collectively as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 11, 2007, a copy of which is attached as an exhibit hereto.  The name and citizenship of each director of RHP are set forth on Schedule I hereto and are incorporated herein by reference.  RHP has no executive officers.

RHP is a private investment fund, Rock Hill is the investment manager of RHP and Rock Hill GP is the general partner of Rock Hill.  Wayne D. Bloch and Peter B. Lockhart, individuals, are the sole owners of Rock Hill GP.  Each of Messrs. Bloch and Lockhart disclaim beneficial ownership of the securities listed as beneficially owned by RHP, Rock Hill and Rock Hill GP in this Schedule 13D.

As noted in Item 4, the Reporting Persons and another investor in the Issuer’s securities, LAP Summus Holdings, LLC (and certain of its affiliates (collectively, the “LAP Persons”)), have recently engaged in informal discussions with one another and the Issuer regarding potential alternative solutions for the repayment, refinancing or restructuring of Issuer’s indebtedness to them, and on July 2, 2007, RHP and LAP Summus Holdings, LLC jointly executed a written notice of default to the Issuer which was delivered to the Issuer on July 2, 2007 (the “Joint Default Notice”).  As a result, the Reporting Persons and the LAP Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act; however, neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons (or any of them) constitute a “group” with the LAP Persons (or any of them) for any purpose.

Pursuant to Rule 13d-1(k)(2), the Reporting Persons, on the one hand, and the LAP Persons, on the other hand, are filing or have filed separate statements on Schedule 13D with respect to the Common Stock.

Information about the LAP Persons is contained in a Schedule 13D filed by the LAP Persons on December 5, 2005 (the “LAP Persons Schedule 13D”).  Additional information about the LAP Persons is expected to be contained in an amendment to the LAP Persons Schedule 13D to be filed as a result of their participation in informal discussions with the Reporting Persons and the joint execution by LAP Summus Holdings, LLC and RHP of the Joint Default Notice.  The Reporting Persons take no responsibility for the information contained in any Schedule 13D or amendment thereto filed or to be filed by the LAP Persons.

(b) The address of the principal office of each of the Reporting Persons is as follows:

RHP Master Fund, Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
P.O. Box 1234GT
Queensgate House, 5th Floor
113 South Church Street
George Town, Grand Cayman
Cayman Islands, B.W.I.

Rock Hill Investment Management, L.P.
c/o Rock Hill Partners, LLC
Three Bala Plaza — East, Suite 585
Bala Cynwyd, Pennsylvania 19004

Rock Hill General Partner, LLC
c/o Rock Hill Partners, LLC
Three Bala Plaza — East, Suite 585
Bala Cynwyd, Pennsylvania 19004

The principal business address of each director of RHP is set forth on Schedule I hereto and is incorporated herein by reference.

(c) The principal business of RHP is that of a private investment fund.  The principal business of Rock Hill is that of an investment manager for private investment funds.  The principal business of Rock Hill GP is that of general partner of Rock Hill.  The present principal occupation or employment of each director of RHP and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and incorporated herein by reference.

(d and e) During the last five years, neither each of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of their executive officers, directors, partners or members, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  RHP is a Cayman Islands exempted company, Rock Hill is a Delaware limited partnership and Rock Hill GP is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

The beneficial ownership of Common Stock reported herein by the Reporting Persons represents 9.9% of the Issuer’s outstanding Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act (“Rule 13d-3”)), and consists of 1,511,711 shares of Common Stock that are currently issuable within 60 days of July 11, 2007: (i) upon conversion of $4,000,000.00 principal amount of the Issuer’s Debentures at a conversion price of $2.00 per share (the “Debentures”); (ii) upon exercise of the Series B Stock Purchase Warrants to purchase up to 677,966 shares of Common Stock issued in connection with the Debentures (the “B Warrants”); (iii) upon exercise of the Series C-1 Stock Purchase Warrants to purchase up to 677,966 shares of Common Stock issued in connection with the Debentures (the “C-1 Warrants” and, together with the B Warrants, the “9.9 % Warrants”); and (iv) upon exercise of the Stock Purchase Warrant to purchase up to 196,079 shares of Common Stock issued to RHP by the Issuer in December 2004 (the “4.9% Warrants”).

The terms of the Debentures and the 9.9% Warrants (collectively, the “9.9% Securities”) and the terms of the 4.9% Warrants (the 4.9% Warrants together with the 9.9% Securities are hereinafter referred to as the “Securities”) provide that the Securities are convertible or exercisable on any given date only to the extent that the number of shares of Common Stock then issuable upon the conversion or exercise of the Securities, together with any other shares of Common Stock beneficially owned by RHP or any of its affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted or unexercised Securities) would not exceed 9.9%, in the case of the 9.9% Securities, or 4.9%, in the case of the 4.9% Warrants, of the Common Stock then issued and outstanding. Accordingly, RHP’s ability to fully convert or exercise the Securities may be limited by the terms of the Securities.

The Debentures and the 9.9% Warrants were purchased by RHP pursuant to a Securities Purchase Agreement, dated as of November 18, 2005, by and among the Issuer, LAP Summus Holdings, LLC and RHP (the “Securities Purchase Agreement”).  In addition to the 9.9% Securities purchased by RHP, pursuant to the Securities Purchase Agreement, LAP Summus Holdings, LLC simultaneously purchased from the Issuer a like principal amount of debentures (together with the Debentures, the “Convertible Debentures”) and denominations of stock purchase warrants of the Issuer (collectively, the “LAP Securities”), with substantially identical terms to the 9.9% Securities (including the conversion and exercise limitations imposed on the 9.9% Securities as described above).  Accordingly, the LAP Persons may be deemed to beneficially own the shares of Common Stock underlying the LAP Securities representing 9.9% of the Issuer’s outstanding shares of Common Stock.

To the extent that the Reporting Persons and the LAP Persons are deemed to constitute a “group” within the meaning of Rule 13-d(5)(b) under the Exchange Act, the Reporting Persons may also be deemed to beneficially own the Common Stock beneficially owned by the LAP Persons.  In that event, the Reporting Persons would be deemed, together with the LAP Persons, to constitute one “person” under Section 13(d) of the Exchange Act and the applicable rules thereunder; however, the conversion and exercise limitations imposed by the terms of Securities and the LAP Securities as described above in such case would operate to limit the collective beneficial ownership of Common Stock by the Reporting Persons and the LAP Persons to an aggregate of 1,511,711 shares (or 9.9% of the Issuer’s outstanding Common Stock).  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons (or any of them) constitute a “group” with the LAP Persons (or any of them) for any purpose.

On July 27, 2006, the Issuer, RHP and LAP Summus Holdings, LLC entered into a modification and waiver agreement (the “Modification and Waiver Agreement”) under which RHP and LAP Summus Holdings, LLC agreed to waive certain of their rights under the Securities Purchase Agreement, including their right to cause the Issuer to redeem the Convertible Debentures in the event that the Issuer engages in a financing transaction or a series of related transactions in which 50% or more of the voting power of the Issuer’s voting stock is disposed of.  In consideration of such waivers, the Issuer amended its then outstanding Series A Warrants, which were issued together with the 9.9% Securities and the LAP Securities under the Securities Purchase Agreement, to increase the number of units for which such warrants were exercisable and to decrease the purchase price of each such unit thereunder.  The Series A Warrants (as so amended) expired on June 30, 2007.

The Debentures remain convertible into Common Stock until they are repaid by the Issuer.  The Series B Warrants have an expiration date of November 18, 2007.  The Series C-1 Warrants have an expiration date of November 18, 2010.  The 4.9% Warrants have an expiration date of December 20, 2009.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially held by the Reporting Persons is $4,000,000.00, consisting of the purchase price paid by RHP for the Securities.  The Securities were purchased with the investment capital of RHP.  The source and amount of funds used by the LAP Persons to acquire the LAP Securities from the Issuer is disclosed in the LAP Persons Schedule 13D.

Item 4. Purpose of Transaction.

The Reporting Persons’ purchase of the Securities was made for investment purposes.  As previously noted herein, the Reporting Persons filed a statement on Schedule 13G on November 29, 2005 regarding beneficial ownership of the Common Stock underlying the Securities.

On April 2, 2007, the Issuer disclosed in its annual report on Form 10-K that it did not have the funds to pay the principal and interest due on the Convertible Debentures, and that it did not expect to generate sufficient funds for that purpose from its operations prior to the June 30, 2007 maturity of the Convertible Debentures.  At that time, the Issuer also disclosed that it had engaged an investment banker to assist the Issuer in obtaining an equity investment in the Issuer or arranging a debt issuance by the Issuer to raise sufficient funds to pay the principal and interest on the Convertible Debentures at their maturity and to fund its working capital needs.  In addition, the Issuer disclosed that its investment banker would be assisting the Issuer in evaluating the Issuer’s strategic alternatives, including investments from strategic partners or business combinations, including the sale of the Issuer’s business.  The Issuer made substantially similar disclosure on May 15, 2007 in its Form 10-Q for the quarterly period ended March 31, 2007.

The Issuer failed to repay the principal and interest on the Convertible Debentures upon their June 30, 2007 maturity.

In connection with such default, the Reporting Persons and the LAP Persons have engaged in informal discussions with one another and the Issuer regarding potential alternative solutions for the repayment, refinancing or restructuring of the Issuer’s indebtedness under the Convertible Debentures.  On July 2, 2007, the Reporting Persons and the LAP Persons determined to jointly execute and deliver the Joint Default Notice to the Issuer.  The Joint Default Notice was executed on July 2, 2007 by each of RHP and LAP Summus Holdings, LLC and delivered to the Issuer on July 2, 2007.  The Joint Default Notice included a statement that RHP and LAP Summus Holdings, LLC will forbear on the Issuer’s default on the Convertible Debentures and will evaluate, in their sole and absolute discretion, their forbearance on the default on a day-to-day basis, subject to among other things, the satisfactory progress of discussions regarding the repayment, refinancing or restructuring of the Issuer’s indebtedness under the Convertible Debentures (through a purchase of the Issuer by another entity, through refinancing of the indebtedness represented by the Convertible Debentures pursuant to documents governing the terms and conditions of the Convertible Debentures, through potential chapter 11 bankruptcy proceedings or otherwise) in a manner acceptable to RHP and LAP Summus Holdings, LLC.  In addition, the Joint Default Notice included an express reservation of the rights and remedies of RHP and LAP Summus Holdings, LLC under the documents governing the terms of the Convertible Debentures.

Notwithstanding the forbearance cited in the Joint Default Notice, RHP is currently considering all available legal rights and remedies in order to obtain all principal and interest owed to it under the Debentures.  RHP and the other Reporting Persons will continue to assess RHP’s position relative to the Issuer and, depending on market conditions, the Issuer’s financial condition, business, operating prospects and other factors, and subject to contractual arrangements with the Issuer to which RHP is a party, may (whether with or without participation by the LAP Persons):  take such actions and pursue such proceedings as it may deem appropriate in the circumstances, including foreclosure proceedings against the collateral pledged by the Issuer under the Security Agreement (as defined below); acquire some or all of the Common Stock underlying the Securities through exercise of the applicable conversion or exercise features, acquire other shares of Common Stock or other debt or equity securities of the Issuer in the open market, in private transactions or otherwise, dispose of all or a portion of the Securities or all or a portion of any of the Common Stock or any other securities of the Issuer that it may acquire; seek to engage, by itself or with one or more additional parties, in one or more extraordinary transactions, such as tender offers, mergers, reorganizations or liquidations involving the Issuer or purchases or sales of a material amount of the assets of the Issuer; engage in discussions with the management and/or significant shareholders or other security holders of the Issuer, or otherwise make a plan or proposal, with respect to any of the foregoing; and/or take any other action which it may deem to be appropriate in the circumstances.  The Reporting Persons do not expect to amend this Schedule 13D with respect to any of the foregoing matters until such time (if ever) as those pursuits, actions, plans or proposals become definitive or otherwise substantial enough to warrant such disclosure.

Item 5. Interest in Securities of the Issuer.

(a) See Items 11 and 13 on each of pages 2, 3 and 4 above, which Items are incorporated herein by reference.

(b) See Items 7, 8, 9 and 10 on each of pages 2, 3 and 4 above, which Items are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer issued the 4.9% Warrants to RHP in December 2004.

The Issuer, RHP and LAP Summus Holdings, LLC entered into the Securities Purchase Agreement providing for the purchase of the Debentures and the 9.9% Warrants by RHP as well as the purchase of the LAP Securities by LAP Summus Holdings, Inc.

In addition, the Issuer, RHP and LAP Summus Holdings, LLC entered into a Security Agreement (the “Security Agreement”) in connection with the Securities Purchase Agreement which the Issuer executed and delivered to and for the benefit of RHP and LAP Summus Holdings, LLC and granting to them a first priority security interest in all of the assets of the Issuer to secure the prompt payment, performance and discharge in full of all of Issuer’s obligations under the Convertible Debentures and the exercise and discharge in full of Issuer’s obligations under the warrants granted to RHP and LAP Summus Holdings, LLC.

The Issuer, RHP and LAP Summus Holdings, LLC also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) in connection with the Securities Purchase Agreement pursuant to which Issuer agreed to provide certain demand and incidental registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, and applicable state securities laws to RHP and LAP Summus Holdings, LLC, covering the Common Stock underlying the 9.9% Securities and the LAP Securities.

As more fully described in Item 3 above, on July 27, 2006, the Issuer, RHP and LAP Summus Holdings, LLC entered into the Modification and Waiver Agreement with respect to the Convertible Debentures and the A Warrants of the Issuer.

As indicated in Item 4 above, on July 2, 2007, RHP and LAP Summus Holdings, LLC executed the Joint Default Notice.

The information set forth above in response to this Item 6 is qualified in its entirety by reference to the documents which are filed as Exhibits 99.2 through 99.8 to this Schedule 13D, which are expressly incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated July 11, 2007, by and among RHP Master Fund, Ltd., Rock Hill Investment Management, L.P. and RHP General Partner, LLC.

99.2	Form of 4.9% Warrants (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Oasys Mobile, Inc. (f.k.a. Summus, Inc.) filed on December 23, 2004.

99.3

Securities Purchase Agreement, dated as of November 18, 2005, by and among Oasys Mobile, Inc. (f.k.a. Summus, Inc.), RHP Master Fund, Ltd. and LAP Summus Holdings, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Oasys Mobile, Inc. filed on November 22, 2005).

99.4

Registration Rights Agreement, dated as of November 18, 2005, by and among Oasys Mobile, Inc. (f.k.a. Summus, Inc.), RHP Master Fund, Ltd. and LAP Summus Holdings, LLC (incorporated by reference to Exhibit 4.8 to the Current Report on Form 8-K of Oasys Mobile, Inc. filed on November 22, 2005).

99.5

Security Agreement, dated as of November 18, 2005, by and among Oasys Mobile, Inc. (f.k.a. Summus, Inc.), RHP Master Fund, Ltd. and LAP Summus Holdings, LLC (incorporated by reference to Exhibit 4.9 to the Current Report on Form 8-K of Oasys Mobile, Inc. filed on November 22, 2005).

99.6

Modification and Waiver Agreement, dated July 27, 2006, by and among Oasys Mobile, Inc., RHP Master Fund, Ltd. and LAP Summus Holdings, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Oasys Mobile, Inc. filed on July 27, 2006).

99.7	Form of Amended A Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Firm 8-K of Oasys Mobile, Inc. filed on July 27, 2006).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2007
RHP Master Fund, Ltd.
	By:	Rock Hill Investment Management, L.P.
By: RHP General Partner, LLC

	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director

Rock Hill Investment Management, L.P.
	By:	RHP General Partner, LLC

	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director

RHP General Partner, LLC

	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.001 per share, of Oasys Mobile, Inc. (f.k.a. Summus, Inc.), and that this Joint Filing Agreement be included as an Exhibit to such joint filing.  This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement this 11th day of July, 2007.

RHP Master Fund, Ltd.
	By:	Rock Hill Investment Management, L.P.
By: RHP General Partner, LLC
Dated: July 11, 2007
	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director

Rock Hill Investment Management, L.P.
	By:	RHP General Partner, LLC
Dated: July 11, 2007
	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director

RHP General Partner, LLC
Dated: July 11, 2007
	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director

SCHEDULE I

Name	Present Principal Occupation or Employment
Wayne D. Bloch (Director of RHP)	Managing Partner of Rock Hill General Partner, LLC, c/o Rock Hill Partners, LLC, Three Bala Plaza—East, Suite 585, Bala Cynwyd, PA 19004. Mr. Bloch is a citizen of the United States of America.

David Bree (Director of RHP)

A Managing Director of dms Management Ltd., a Cayman Islands firm that provides director services to Cayman Island fund companies, P.O. Box 31910, Ansbacher House, 20 Genesis Close, Grand Cayman, KY1-1208. Mr. Bree is a citizen of the United States of America.

Don M. Seymour (Director of RHP)

A Managing Director of dms Management Ltd., a Cayman Islands firm that provides director services to Cayman Island fund companies, P.O. Box 31910, Ansbacher House, 20 Genesis Close, Grand Cayman, KY1-1208. Mr. Seymour is a Cayman Islands citizen.

2